DC
No Act
P.E. 8-24-06

06062709

DIVISION OF
CORPORATION FINANCE

TED STATES
EXCHANGE COMMISSION
ON, D.C. 20549-3010

OCT 20 2006

October 18, 2006

Frank J. Mahr
Corporate Counsel
Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/18/2006

Re: Avaya Inc.
Incoming letter dated August 24, 2006

Dear Mr. Mahr:

This is in response to your letters dated August 24, 2006 and September 8, 2006 concerning the shareholder proposal submitted by Philip Pennington to Avaya Inc. We also have received a letter on the proponent's behalf dated September 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Frederick B. Wade
Suite 740
122 West Washington Avenue
Madison, WI 53703

Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920
908.953.3918 voice
908.953.4912 fax
fmahr@avaya.com

August 24, 2006

Via FedEx and Electronic Mail (cfletters@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Avaya Inc.;
Securities Exchange Act of 1934 - Rule 14a-8;
Stockholder Proposal of Philip Pennington;
Request for No-Action Relief

Ladies and Gentlemen:

This letter notifies the staff of the Division of Corporation Finance (the "Staff") that Avaya Inc. ("Avaya" or the "Company") intends to omit from its proxy statement, including any solicitation materials in support thereof, and form of proxy card for Avaya's 2007 Annual Meeting of stockholders (collectively, the "2007 Proxy Materials"); a stockholder proposal and statement in support thereof received by Avaya on or about August 11, 2006 (the "Proposal") submitted by Mr. Philip Pennington (the "Proponent"). Copies of the Proposal and accompanying cover letter are attached hereto as Exhibit A.

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) copies of this letter and the attachments thereto. Avaya is simultaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal from its 2007 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before Avaya intends to file its definitive 2007 Proxy Materials with the SEC.

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials and advise the Company that it will not recommend any enforcement action by the SEC if the Company omits the Proposal from its 2007 Proxy Materials for the reasons fully set forth within this letter.

I. The Proposal

The Proposal, as set forth verbatim below, requests the Compensation Committee of Avaya's Board of Directors to "establish a pay-for-superior-performance" standard in the Company's executive compensation plan for senior executives ("Plan") that incorporates the following principles:

> "1. The performance criteria of the annual incentive component of the Plan should be benchmarked against peer group financial performance, and provide that no annual bonus shall be awarded unless the Company exceeds the median or mean performance of the selected group of peer companies;
>
> 2. The financial and/or stock price performance criteria of the long-term equity compensation component of the Plan should be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation should be structured so compensation is received only when Company performance exceeds the median or mean performance of the selected peer group companies;
>
> 3. Company disclosure documents should allow shareholders to monitor the correlation between pay and performance established in the Plan."

This Proposal is defective for the reasons stated below, with supporting authority, in detail hereinafter and thus may be excluded under Rules 14a-8(i)(3), 14a-8(i)(7), 14a-8(i)(10) and 14a-9.

II. Reasons For Exclusion from the 2007 Proxy Materials

A. *The Proposal is vague, indefinite and materially false and misleading and may be excluded under Rules 14a-8(i)(3) and 14a-9.*

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 17 C.F.R. Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-9 provides, in pertinent part, that:

> "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite, that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Staff Legal Bulletin 14B* (September 15, 2004) ("SLB 14B").

The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., *The Proctor & Gamble Company* (available October 25, 2002) (permitting omission of a proposal where the company argued that neither the shareholders nor the company would know how to implement the proposal).

(i) The Proposal

At first glance, the Proposal might seem simple. In fact, variations of the Proposal (exclusive of the supporting statement) have been submitted by other proponents at other companies, and they have made their way into proxy statements based on prior decisions of the Division of Corporation Finance to refrain from granting no-action relief (see, e.g., the *3M Company* (available February 16, 2006) and *Crescent Real Estate Equities Co.* (available February 28, 2006)). However, the very fact that virtually identical language has been submitted to multiple companies lends support to the belief that it is vague and ambiguous, because it fails to address with any specificity how it applies to any one company, including Avaya. In addition, it leaves unanswered the question as to how any one company is to interpret it and apply it to its own compensation program.[1]

Moreover, certain terms used in the Proposal are undefined and thus are open to various interpretations that can give rise to vastly different results. See *General Electric Company* (available January 23, 2003) (proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite). The Company believes the Proposal can be interpreted in a number of ways. By way of example, we raise these questions:

(a) Is the Proposal recommending that the Committee abolish the Company's current compensation plans and replace them with an annual incentive plan and an equity compensation plan with a "pay-for-superior-performance standard" different from the current performance standards?

[1] In fact, the proposal references neither the Avaya Inc. Short Term Incentive Plan (the Company's cash bonus plan) nor the Avaya Inc. 2004 Long Term Incentive Plan (the Company's stockholder approved equity plan), in which executive officers and employees generally are participants. Instead, it references a separate "executive compensation plan for senior executives" that does not exist.

(b) Is the Proposal requesting that the Company (x) make equity grants that are revocable if performance targets are not achieved or (Y) wait to make equity grants until performance targets are achieved?[2]

(c) Is the Proposal recommending a peer group different than that adopted by the Company? If so, how is that new peer group to be defined?

(d) How is the term "peer group financial performance" to be defined?

(e) What is the definition of "senior executives?" Does it mean:

(1) only the named executive officers listed in the Company's proxy statement;

(2) reporting persons under Section 16 of the Securities Exchange Act of 1934;

(3) all employees classified as senior vice president or higher;

(4) or all individuals classified as vice presidents or higher (over 100 individuals)?

(f) What is the proper performance measurement metric to be applied by the Compensation Committee (both median and mean are referenced)?

Avaya has no way to interpret the intent of the Proponent with any degree of certainty, and such intent cannot be gleaned anywhere from the language of the Proposal or the Supporting Statement. We postulate that Avaya stockholders at large, faced with the ambiguous and confusing language of the Proposal, would also be confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8(i)(3) and 14a-9.

Further, given the potential multiple interpretations of the Proposal, it is unclear what actions Avaya would be required to take if the Proposal were adopted at Avaya's next annual meeting of stockholders.[3] Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the stockholders voting on the proposal, nor Avaya in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

[2] The answer to this question may impact the Company's ordinary business operations (see Section II.B below).

[3] For example, under the Avaya Inc. Short Term Incentive Plan, the performance metrics established under the plan in practice have been the same for all employees, including executives. It is unclear if the Proposal would have the Company change the performance metrics in total, which would impact all employees including non-executives, or establish a separate set of metrics that would need to be tracked for "senior executives" once that term was defined.

(ii) The Supporting Statement

The Supporting Statement contains opinion and conjecture presented as fact, without any support for the statements contained therein and therefore does not comply with Rule 14a-9. As examples:

(a) Sentence one of paragraph three ("Unfortunately, most executive compensation…");

(b) Paragraph four in its entirety; and

(c) Paragraph five last sentence ("In 2005, the Board decided to accelerate…").

Specifically, with regard to (c) above, it previously was disclosed that the Board of Directors of the Company determined *to accelerate the vesting schedule of all stock options that were outstanding on July 26, 2005 and had an exercise price equal to or greater than $13.00* (emphasis supplied). The accelerated vesting of these specific options occurred for all optionholders, not only for senior executives of the Company.

The Company believes these matters are sufficient to support exclusion of the Proposal and the Supporting Statement from its 2007 Proxy Materials. Should the Staff disagree with the Company's conclusions, the Company (i) asserts that certain statements included in the Proposal and the Supporting Statement are materially misleading and, as a result, should be significantly modified in accordance with Rule 14a-8(i)(3) and (ii) requests that the Staff require that the Proposal and the Supporting Statement be revised to comply with Rule 14a-8(d), as together they currently exceed the 500 word limit set forth in that Rule.

B. *The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.*

For the reasons set forth below, the Company believes that the Proposal could impact compensation policies and practices other than those affecting senior executive officer compensation. Therefore, the Company believes that it may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See *Lucent Technologies Inc.* (available November 6, 2001) and *CoBancorp Inc.* (available February 22, 1996). In its *Staff Legal Bulletin No. 14A*, the Staff drew a clear distinction between shareholder proposals that relate only to senior executive officers and directors, which are not excludable, and shareholder proposals that relate to a broader group of senior executive officers, directors and employees, which, generally, are excludable. *Staff Legal Bulletin No. 14A - Shareholder Proposals* (July 12, 2002) ("SLB14A").

In addition, the Staff has repeatedly taken the position in no-action letters that shareholder proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). See e.g. *Ascential Software Corporation* (available April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); *Reliant Energy Inc.* (March 18, 2004) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that called for the adoption of an "executive compensation policy" without defining "executive"); *Lucent Technologies Inc.* (available November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that addressed the salaries of "all officers and directors" as relating to general compensation matters); and the *3M Company* (available March 4, 1999) (allowing exclusion of a proposal that limited the compensation of the "top 40 executives" because it related to ordinary business operations).

As indicated in Item A above, the Proposal fails to define the individuals at the Company who would be considered "senior executives." At a minimum, it could be interpreted to mean any of the following:

(i) the executive officers named in the Company's proxy statement;

(ii) reporting persons subject to Section 16 of the Securities Exchange Act of 1934;

(iii) all employees classified as senior vice president or higher; or

(iv) all employees classified as vice president or higher.

If interpreted broadly to include all employees classified as vice president or higher, over 100 individuals could be affected by the Proposal. Therefore, if the Proposal is implemented, we believe it could impact general employee compensation, a subject the Staff has repeatedly stated relates to ordinary business operations under Rule 14a-8(i)(7) and is a matter reserved to the Company's judgment.

The Staff has previously decided that shareholder proposals that are vague, overly broad, fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See *Cincinnati Bell, Inc.* (available February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and *FPL Group* (available February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad). Since the Proposal can be interpreted broadly enough to encompass many individuals, the Company believes that it may be deemed to address "general compensation matters" and, as such, is properly excludable from the 2007 Proxy Materials.

Even if the Staff disagrees with Avaya's belief that the term "senior executives" can be interpreted broadly, we believe that limiting the ability to issue cash and equity awards to amounts determined based on arbitrary targets would impact the Company's "ordinary business operations" such that it may be excluded from Avaya's Proxy Materials. To remain competitive in its efforts to recruit and retain experienced and successful employees in senior executive positions, the Company requires the flexibility, if the market dictates and if in the best interests of shareholders, to make awards even if Company performance is less than the median or mean of its peer group companies. Moreover, the Company and the Compensation Committee require flexibility to *interpret* peer group financial performance, rather than merely to benchmark against it and make awards based upon arbitrary targets. This is because each company reports financial information differently, and certain one-time items may need to be added back or subtracted from peer company financial results to reflect true performance and understand industry results and trends.

The ability to attract and retain qualified employees, including executive officers, is a key component of a company's ordinary business operations. The Proposal fails to provide the Company with the flexibility required and would have a direct and significantly adverse effect on the general compensation policy and philosophy of Avaya.

When executive compensation and general compensation matters are intertwined in a proposal, the Staff has consistently determined that the proposal is not a proper subject for shareholder action and may be excluded as relating to ordinary business operations. See e.g. *Comshare Incorporated* (available September 5, 2001) (allowing the exclusion of a proposal seeking to improve disclosure of a company's strategy for awarding stock options to top executives and directors); and *AT&T Corp.* (available February 29, 2000) (allowing the exclusion of a proposal that sought to modify a stock-based incentive plan pursuant to which the company granted stock options to all employees).

Based on the Proponent's failure to define the term "senior executive" coupled with the fact that the implementation of the Proposal would affect general employee compensation matters, the Company believes that the Proposal relates to ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

C. ***The Proposal may be excluded from Avaya's 2007 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.***

Avaya believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the SEC has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Release No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Release No. 40018 (May 21, 1998).

Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (available March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (available February 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

The Company believes that it has substantially implemented the decipherable portion of the Proposal because its compensation programs and philosophy satisfactorily address the underlying concerns of the Proposal. The Proposal requests that the Compensation Committee establish a "pay-for-superior-performance" standard in the Company's executive compensation plan for its senior executives. As set forth in the Compensation Committee's report on Executive Compensation contained in the Company's proxy statement for the 2006 annual meeting of shareholders (see Exhibit B), the Company emphasizes a pay for performance philosophy, and it benchmarks compensation against a relevant peer group of companies. For fiscal 2005, the peer group of companies was comprised of: Affiliated Computer Services, Inc., Bearing Point, Inc., Computer Associates International, Inc., Cox Communications, Inc., DST Systems, Inc., EMC Corporation, Fiserv, Inc., IKON Office Solutions, Inc., Intuit Inc., Level 3 Communications, Inc., NCR Corporation, Nortel Networks Corporation, Pitney Bowes Inc., Symantec Corporation, Veritas Software Corporation (prior to its merger with Symantec Corporation) and Unisys Corporation.

The Company's Short Term Incentive Plan is designed to reflect both individual and company performance, providing performance objectives that serve to both motivate and retain all employees including its senior executives. In addition, its stockholder-approved 2004 Long Term Incentive Plan is designed to establish a strong link between the creation of shareholder value and the compensation earned by all of its employees, including its executives. Moreover, the Company does disclose information correlating pay and performance (see Exhibit B).

According to the Staff, the determination that a company has substantially implemented a proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See *Texaco Inc.* (available March 28, 1991) (permitting exclusion of proposal that company subscribe to "Valdez principles" where company had adopted policies, practices and procedures with respect to the environment). When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. See *Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers was substantially covered by existing company guidelines). To the same effect, see also *Honeywell International, Inc.* (available February 21, 2006).

In light of the foregoing, the Company believes that it has substantially implemented the Proposal and therefore the Proposal should be excluded from its 2007 Proxy Materials under Rule 14a-8(i)(10).

III. <u>Conclusion</u>

Based on the foregoing analysis, Avaya respectfully requests that the Staff concur that it will not recommend enforcement action if Avaya excludes the Proposal from its 2007 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, Avaya respectfully requests the Staff to require that the Proposal be revised as discussed above.

Please do not hesitate to contact me at (908) 953-3918 or Lori B. Marino at (908) 953-2544 if we may be of any further assistance in this matter.

Very truly yours,

Frank J. Mahr
Corporate Counsel

FJM/st
enclosures
cc: Philip Pennington (via U.S. mail and email - prpennington@avaya.com)

EXHIBIT A

[Proposal of Philip Pennington]

Attached hereto

Philip Pennington
901 Columbus Drive
P.O. Box 1
Harrisburg, OH 43121

VIA Fax & Overnight Mail

August 10, 2006

Pamela F. Craven
General Counsel, Secretary, and Senior Vice President
Office of the Corporate Secretary
Avaya, Inc.
211 Mount Airy Rd.
Basking Ridge, NJ 07920

Dear Ms. Craven:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Avaya, Inc. ("Avaya") proxy statement to be circulated to Corporation shareholders in conjunction with the next annual meeting of shareholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a record holder of Avaya common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Avaya common stock through the date of Avaya's 2007 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley at 202-434-9515.

Sincerely,

Philip Pennington

Enclosure

SHAREHOLDER PROPOSAL

Resolved: The shareholders of Avaya Inc. ('Company') request that the Board of Directors' Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ('Plan') that incorporates the following principles:

1. The performance criteria of the annual incentive component of the Plan should be benchmarked against peer group financial performance, and provide that no annual bonus shall be awarded unless the Company exceeds the median or mean performance of the selected group of peer companies;

2. The financial and/or stock price performance criteria of the long-term equity compensation component of the Plan should be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation should be structured so compensation is received only when Company performance exceeds the median or mean performance of the selected peer group companies;

3. Company disclosure documents should allow shareholders to monitor the correlation between pay and performance established in the Plan.

SUPPORTING STATEMENT

In a well conceived executive compensation plan, there is a close correlation between the pay and corporate performance. The Company has stated that executive compensation for senior executives should promote value for its shareholders.

We believe that the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. According to The Corporate Library's annual CEO Pay Surveys, the median increase in CEO total compensation for S&P 500 companies from 2004 to 2005 was 3.66%, from 2003 to 2004 was 30.15%, and from 2002 to 2003 was 22.18%.

Unfortunately, most executive compensation plans are designed to award significant amounts of compensation for average or below average peer group performance. We believe pay-for-average-performance and escalating executive compensation result from two common and related executive compensation practices.

First, senior executive total compensation levels are targeted at peer group median levels instead of above those levels. Second, the performance criteria in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount without adequate benchmarks. This combination marries less than demanding performance criteria with generous total compensation targets.

We believe the Company fails to promote the pay-for-superior performance principle. Company share price declined 13.95% between the end of 2002 and the end of 2005. During this period, compensation for CEO Donald K. Peterson increased 103.43% (not including the value of stock options) and 121.04% (including the value of stock options). In 2005, the Board decided to accelerate the vesting schedule of all stock options.

This Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe that only a plan to reward superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

EXHIBIT B

REPORT ON EXECUTIVE COMPENSATION

General

The Compensation Committee of the Board of Directors (the "Committee") is comprised solely of non-employee Directors that meet the independence requirements of the NYSE and qualify as "outside directors" under Section 162(m) of the Internal Revenue Code (the "Code").

The Committee has sole authority to retain, at the Company's expense, and terminate any compensation consultant. Along those lines, during fiscal 2005 the Committee utilized the services of Frederic W. Cook & Co., Inc. to assist it in performing its duties. The Company retained a separate advisor on compensation matters, Mercer Human Resources Consulting LLC.

The Compensation Committee held 6 meetings in fiscal 2005.

Compensation Philosophy

Avaya's general compensation philosophy is that total cash compensation should vary with Avaya's performance in achieving financial and non-financial objectives, and that any long-term incentive compensation should be closely aligned with the interests of shareholders. The Committee believes that offering a competitive total rewards package centered on a pay-for-performance philosophy helps achieve its objective of creating value for the Company's shareholders.

Avaya's market-based pay platform, which defines market pay relative to specific jobs, emphasizes the commitment to provide employees with a pay opportunity that is externally competitive and recognizes individual contributions. It aims to provide Avaya with an increased ability to attract and retain top talent and make more educated pay decisions.

Avaya benchmarks total direct compensation (base salary, annual cash bonus and equity awards) against a relevant peer group of companies (the "Peer Group"). The Committee periodically assesses the relevancy of the companies within the Peer Group and makes changes where appropriate. For fiscal 2005, the Peer Group was comprised of the following companies: Affiliated Computer Services, Inc., Bearing Point, Inc., Computer Associates International, Inc., Cox Communications, Inc., DST Systems, Inc., EMC Corporation, Fiserv, Inc., IKON Office Solutions, Inc., Intuit Inc., Level 3 Communications, Inc., NCR Corporation, Nortel Networks Corporation, Pitney Bowes Inc., Symantec Corporation, Veritas Software Corporation (prior to its merger with Symantec Corporation) and Unisys Corporation. In relation to the Peer Group, Avaya was at the median in terms of revenues and between the 25th percentile and median in terms of market capitalization. In addition to benchmarking against the Peer Group, the Committee evaluates executive compensation by reviewing national surveys that cover a broader group of companies.

Base salaries are intended to be competitive relative to similar positions at companies of comparable size in our business, providing the ability for Avaya to pay base salaries to help attract and retain employees with a broad, proven track record of performance. The cash bonus plan is designed to provide competitive cash payment opportunity based on individual results and behavior and overall Avaya financial performance. The opportunity for a more significant award increases when both Avaya and the employee achieve higher levels of performance. Our long-term incentive plan is generally made available to selected individuals in the form of stock options and restricted stock units, providing an additional opportunity to accumulate Common Stock and wealth related to that ownership. For fiscal 2005, grants of performance-vesting restricted stock units reinforced our philosophy that compensation should also be used to promote the Company's long-term performance goals. In addition, Avaya provides to its executive officers certain other benefits that are in line with market practice.

Avaya is mindful of the need to remain flexible and react to specific business needs as they arise. As a result, Avaya continues to monitor its compensation philosophy and practices and make changes as appropriate to better position the Company for the future.

Compensation Programs

The following summarizes Avaya's compensation programs for executive officers, including the CEO and the other named executive officers:

Base Salaries

Base salaries are reviewed annually. Consideration of salary adjustments, if any, is based on competitive market data collected regarding the Peer Group and individual performance. The Committee reviews and approves all executive officer salary adjustments as recommended by the CEO. The Committee reviews the performance of the CEO and establishes his base salary.

Based on competitive market data, salaries during fiscal 2005 for the CEO and his senior management team generally were at or slightly above the median of the Peer Group. As a result, in fiscal 2005, base salaries for the CEO and the other named executive officers remained unchanged. Mr. Peterson's base salary for fiscal 2006 remains at $940,000, which has been his base salary since 2002.

Bonus Plan

The Company's cash bonus program is administered through the Avaya Inc. Short Term Incentive Plan ("STIP"). The STIP provides an opportunity for eligible employees, including the CEO and other executive officers, to receive cash bonuses based on the combination of corporate performance and individual performance.

At the beginning of each fiscal year, the Committee establishes corporate targets that must be achieved before bonuses will be considered under the STIP. In the event that corporate performance equals or exceeds those targets, cash bonuses may be paid to eligible employees at the end of that fiscal year under the STIP. For fiscal 2005, the Committee determined that corporate performance would be measured against operating income, cash flow and revenue growth with a weighting of 50%, 25% and 25% assigned to each of those components, respectively. The extent to which the Company achieves these targets is referred to as the "Avaya Performance Factor."

The assessment of an executive officer's individual performance includes consideration of that executive officer's leadership qualities and achievement of stated objectives. Award targets for executive officers are set based upon both the work required to be performed and competitive market data. The annual target award for Mr. Peterson's bonus is set at 125% of his base salary. The annual target award for each of the other executive officers of the Company, including the named executive officers, is 85% of their respective base salaries.

An individual employee's award under the STIP is determined by multiplying the Avaya Performance Factor by the employee's STIP target percentage (based on job level) and by a factor below, at, or greater than 100% that reflects the employee's individual performance. For fiscal 2005, the Avaya Performance Factor was zero, so that the Company paid no cash bonuses under the STIP to any employees, including the CEO and the Company's named executive officers. The Committee did establish a pool of funds from which one-time special "spot" cash awards were made to certain management employees of the Company, including certain executive officers, for fiscal 2005. Approximately 3,500 salaried employees received these "spot" awards based on individual performance, however, neither the CEO nor any of the other named executive officers received those awards.

Equity-Based Program

Avaya's equity-based awards consist principally of stock options and restricted stock unit awards. These equity-based awards are designed to align management interests with those of shareholders. Stock option awards provide executive officers with upside opportunity for improving Avaya's stock price. Restricted stock unit awards are granted to enhance the retention value for our executive officers. In fiscal 2005, equity-based awards were made from the Avaya Inc. 2004 Long Term Incentive Plan.

The Committee structures the size of awards by balancing the interests of shareholders, in terms of the impact of dilution, with the need to provide attractive and competitive stock plans. The Committee bases individual grants of equity-based awards on various factors, including competitive market data, demonstrated sustained performance and each executive officer's ability to contribute to Avaya's future success. The Company's ability to retain key talent also is considered.

All stock options awarded to executive officers in fiscal 2005 have a term of seven years and were scheduled to vest in equal installments on the first, second and third anniversaries of the grant date. However, the Board of Directors determined to accelerate the vesting schedule of all stock options that were outstanding on July 26, 2005 and had an exercise price equal to or greater than $13.00. As a result of the Board's action, approximately 10.1 million stock options became fully vested, of which 21% were attributable to the CEO and the Company's other executive officers. This action was taken to minimize the impact of Statement of Financial Accounting Standards 123(R) ("SFAS 123(R)"), which took effect for the Company beginning on October 1, 2005, on future expense. Aside from the acceleration of the vesting date, the terms and conditions of the stock option award agreements governing the underlying stock option grants remain unchanged.

In fiscal 2005, all restricted stock units awarded to our executive officers are performance-vesting with a one-year earnings per share ("EPS") target for fiscal 2007. The percentage of restricted stock units that may vest will vary depending upon the actual EPS calculated for fiscal 2007, subject to a minimum target below which no restricted stock units will vest. If a cumulative three-year EPS target for fiscal 2005, 2006 and 2007 is not achieved, then all of these restricted stock units will be forfeited and cancelled. See "— Value of Total Compensation for Fiscal 2005" below along with "— Summary Compensation Table," "— Equity Compensation Plan Information as of September 30, 2005 – note (5)" and "— Option Grants in Fiscal 2005."

Certain Other Benefits

To remain competitive in the market for a high caliber management team, Avaya provides its executive officers, including the CEO, with certain perquisites, including financial counseling services, a car allowance, reimbursement for home security systems, certain temporary housing expenses and limited use of the corporate aircraft and automobiles for personal reasons. The Committee periodically reviews perquisites made available to the Company's executive officers, including the CEO, to ensure that they are in line with market practice. For additional information regarding fringe benefits made available to the Company's executive officers during fiscal 2005, please see "—Summary Compensation Table."

Retirement Benefit Information

Certain of our executive officers are eligible to receive benefits under a non-contributory pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees ("APPSE"). Pension amounts based on the pension plan formula, which exceed the applicable Code limitations with respect to qualified pension plans, are paid under a non-contributory unfunded supplemental pension plan.

In September 2003, Avaya announced that, effective December 31, 2003, pension benefit accruals provided under the APPSE would be frozen. When Avaya froze pension benefit accruals under the APPSE, it made corresponding changes to freeze accruals under the non-qualified supplemental pension plan. No new employees hired after December 31, 2003 participate in the APPSE pr the supplemental pension plan.

In connection with the changes made to the APPSE and the non-qualified supplemental pension plan, Avaya enhanced the qualified savings plan (the Avaya Inc. Savings Plan for Salaried Employees, or "ASPSE") and created the Avaya Inc. Savings Restoration Plan ("ASRP"). The ASRP is an unfunded non-qualified deferred compensation plan designed to restore contribution opportunities lost under the ASPSE as a result of Code limits. The ASRP provides that executives will be able to defer compensation and receive Company allocations that cannot be made or received under the ASPSE due to limitations imposed by the Code.

For more information regarding these plans, including the estimated annual frozen pension benefits payable upon retirement for each of the executive officers listed in the Summary Compensation Table, please see "—Pension Plans."

Avaya Inc. Deferred Compensation Plan

The Avaya Inc. Deferred Compensation Plan is an unfunded, deferred compensation plan maintained primarily for our executive officers, including the CEO, and for members of the Board of Directors who are not employees of the Company. The purpose of the plan is to provide a means by which eligible employees and non-employee Directors may defer the receipt of certain forms of compensation while at the same time giving the Company the present use of the compensation so deferred. As administered, the plan permits our executives to defer the receipt of shares of Common Stock underlying vested restricted stock units. Deferrals of cash compensation by executive officers is not permitted and no cash dividends are accrued with respect to deferred shares. As of October 3, 2005, of the executive officers listed in the Summary Compensation Table, only Mr. Peterson has elected to defer the receipt of shares of Common Stock underlying vested restricted stock units. Please see "Security Ownership of Certain Beneficial Owners and Management" for more information.

Review of Compensation

CEO Compensation

Under the Committee's Charter, the Committee is responsible for reviewing the CEO's individual goals and objectives, evaluating the CEO's performance and setting CEO compensation based on this evaluation and the Avaya Performance Factor discussed above. The Committee and the full Board review the CEO's performance two times each fiscal year, at six month intervals and the Committee makes decisions with the concurrence of the Board regarding his compensation at the end of each fiscal year. The Committee uses specified criteria to help assess the performance of the Chairman and CEO in addition to the financial results of the Company and performance against his annual objectives. Among other things, the Committee evaluates his ability: to act as a role model for ethics and integrity; to give serious attention to succession planning; to challenge the organization to exceed expected outcomes and results; makes decisive and timely decisions and makes long-term decisions that create competitive advantage; and to be effective overall as a leader.

Following an evaluation of the CEO's performance, the Committee reviews the CEO's total compensation package, including base salary, short term incentive awards, long term incentive awards, benefits and perquisites. The components of Mr. Peterson's compensation for fiscal 2005 are identified below under "—Value of Total Compensation for Fiscal 2005" and in more detail under "—Summary Compensation Table." In addition, for information regarding certain pension benefits for which Mr. Peterson is eligible, please see "—Pension Plans."

The Board of Directors actively participates in the process of assessing the CEO's performance and in setting his compensation based on that assessment. Throughout the assessment, the Chairman of the Committee leads the Board in its discussion of the CEO's performance and the various elements of his compensation.

Other Employees

The Committee is responsible for reviewing the individual performance of the officers reporting directly to the CEO. The performance of those officers is reviewed two times each fiscal year, at six month intervals. In addition, the Committee is responsible for approving compensation and benefit programs for individuals holding positions classified as Vice President or higher. Moreover, the Committee is responsible for providing oversight and guidance in the development of compensation and benefit programs for all employees of the Company, including recommendations to the Board of Directors with respect to incentive compensation and equity-based plans.

Value of Total Compensation for Fiscal 2005

Set forth below is a summary of the dollar values of the total annual compensation provided, granted to or received by each of the named executive officers during the fiscal year ended September 30, 2005:

	Cash Compensation ($)			Potential Value of Fiscal 2005 Long-term Compensation Awards ($)		
	Salary Earned in Fiscal 2005	Bonus Earned for Fiscal 2005	Other (1)	Restricted Stock Units (2)	Stock Option Grants (3)	Value of Total Compensation for Fiscal 2005 ($)
Donald K. Peterson	940,000	—	299,737	2,058,000	2,521,750	5,819,487
Garry K. McGuire	470,000	—	126,599	686,000	828,575	2,111,174
Michael C. Thurk	475,000	—	107,707	686,000	828,575	2,097,282
Louis J. D'Ambrosio	475,000	—	69,986	686,000	828,575	2,059,561
Francis M. Scricco	475,000	—	186,306	686,000	828,575	2,175,881

(1) The "Other" column is the total of the amounts shown in the "Other Annual Compensation" and "All Other

Compensation" columns of the Summary Compensation Table.

(2) Amounts shown are from the Restricted Stock Award(s) column of the Summary Compensation Table. These restricted stock units are performance-vesting with a one-year earnings per share ("EPS") target for fiscal 2007. The percentage of restricted stock units that may vest will vary depending upon the actual EPS calculated for fiscal 2007, subject to a minimum target below which no restricted stock units will vest. If a cumulative three-year EPS target for fiscal 2005, 2006 and 2007 is not achieved, then all of these restricted stock units will be forfeited and cancelled.

(3) Amounts shown are based upon the option grants identified under "- Option Grants in Fiscal 2005." For fiscal 2005, the Company applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for such stock compensation and amounts indicated were calculated using the Black-Scholes model for disclosure purposes only, as the Company was not required to recognize expense for these stock options. In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which requires the Company to recognize compensation expense for stock options and discounts under employee stock purchase plans granted to employees based on the estimated fair value of the equity instrument at the time of grant. The requirements of SFAS 123(R) became effective for the Company beginning in the first quarter of fiscal 2006. Beginning October 1, 2005, upon the adoption of SFAS 123(R), the Company began using a binomial model in calculating the estimated fair value of stock options.

As the Company has frozen the accrued benefit under its qualified and non-qualified pension plans, the above table does not reflect any increase in pension benefits that may accrue to the eligible named executive officers. However, included within the "Other" column are Company contributions to the qualified ASPSE and allocations to accounts under the ASRP. For a description of their pension benefits and the ASRP, please see "–Pension Plans" below. The table above also does not reflect any compensation income resulting from changes in valuation of previous stock option grants or other equity-based compensation. Moreover, the actual value ultimately realized by the named executives under the equity-based compensation awards set forth above will vary based on, among other things, Avaya's operating performance and fluctuations in the Common Stock price. The table above also does not include severance or change-in-control benefits, which are discussed in more detail under "—Employment Contracts, Termination of Employment and Change in Control Arrangements."

Tax Deductibility of Compensation

The Code imposes a limitation on the deduction for certain executive officers' compensation unless certain requirements are met. Avaya strives to have all compensation fully deductible, however, Avaya has paid in the past and reserves the right to pay in the future compensation that is not deductible if it is in the best interest of Avaya. The Compensation Committee and Avaya have carefully considered the impact of these tax laws and have taken certain actions intended to preserve Avaya's tax deduction with respect to any affected compensation. Aside from grants of time-vested restricted stock units, all elements of executive officer compensation are expected to be fully deductible (except that, with respect to Mr. Peterson, time-vested restricted stock units that have been deferred until after his employment with the Company terminates, also is expected to be fully deductible).

Conclusion

The Committee feels confident that, with the assistance of compensation consultants and through benchmarking, the Company's salary, bonus and equity-based programs help enable the Company to effectively attract, retain and motivate a high caliber management team. In addition, the Committee believes that, by thoroughly reviewing all elements of compensation, including benefits and perquisites awarded to executive officers, including the CEO, the Committee has fostered a competitive total rewards package designed to promote Avaya's pay-for-performance philosophy. Based on that review, the Committee believes that the total mix of compensation provided to the Company's executive officers, including the CEO, is appropriate.

AVAYA

Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920
908.953.3918 voice
908.953.4912 fax
fmahr@avaya.com

September 8, 2006

Via FedEx and Electronic Mail (cfletters@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Avaya Inc.;
Securities Exchange Act of 1934 - Rule 14a-8;
Stockholder Proposal of Philip Pennington;
Request for No-Action Relief submitted on August 24, 2006
Additional information

Ladies and Gentlemen:

Reference is made to the request for no-action relief submitted by Avaya Inc. ("Avaya" or the "Company") to the staff of the Division of Corporation Finance (the "Staff") on August 24, 2006 regarding a stockholder proposal and statement in support thereof received by Avaya on or about August 11, 2006 (the "Proposal") submitted by Mr. Philip Pennington (the "Proponent"). Attached hereto as Exhibit A please find a letter from the Proponent's counsel that was received by Avaya on September 7, 2006, containing a revised proposal that makes changes to the Supporting Statement (the "Revised Proposal").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, please find enclosed six copies of this letter and the Revised Proposal. The Company is simultaneously providing a copy of this submission to the Proponent and Proponent's counsel. Also pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before Avaya intends to file its definitive 2007 Proxy Materials with the SEC.

Avaya acknowledges that the Proponent's revisions to the Supporting Statement bring the Proposal within the 500-word limit required by Rule 14a-8(d) and, in the process, correct certain substantive deficiencies outlined in Section II.A(ii) of the Company's August 24, 2006 letter to the Staff. However, Avaya continues to believe that the other substantive arguments outlined in our August 24, 2006 letter justifying exclusion of the Proposal from our definitive 2007 Proxy Materials continue to apply. Along those lines, Avaya respectfully requests that the Staff concur that it will not recommend enforcement action if Avaya excludes the Proposal (and the Revised Proposal) from its 2007 Proxy Materials.

In the event that the Staff does not concur with the Company's other substantive arguments outlined in our August 24, 2006 letter and refrains from granting no-action relief, the Company will accept the revisions made to the Supporting Statement contained in the Revised Proposal.

Please do not hesitate to contact me at (908) 953-3918 if I may be of any further assistance in this matter.

Very truly yours,

Frank J. Mahr
Corporate Counsel

FJM/st
enclosure
cc: Frederick B. Wade, Esq. (via FedEx and facsimile (608) 255-3358)
Philip Pennington (via FedEx)

EXHIBIT A

[Revised Proposal of Philip Pennington]

Attached hereto

Frederick B. Wade
ATTORNEY AT LAW
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

FAX (608) 255-3358

(608) 255-5111

DATE: 9-7-06

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME: PAMELA CRAVEN, SECRETARY AND GENERAL COUNSEL
FRANK MAHR, CORPORATE COUNSEL

LOCATION: OFFICE OF THE CORPORATE SECRETARY

FAX NO: 908-953-4912

TOTAL PAGES: 6

IF YOU HAVE PROBLEMS RECEIVING, PLEASE CALL:
Lesley Sorensen (608) 255-5111

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.
Phone (608) 255-5111

Via Fax, Express and Electronic Mail

September 7, 2006

Pamela F. Craven
General Counsel, Secretary and
Senior Vice President

Frank J. Mahr
Corporate Counsel

Office of the Corporate Secretary
Avaya Inc.
211 Mount Airy Road
Basking Ridge, N.J. 07920

Re: **Request of Avaya, Inc. to Omit the Shareholder Proposal of Philip Pennington under Rule 14a-8**

Dear Ms. Craven and Mr. Mahr:

I represent the proponent of the above-referenced shareholder proposal. I have reviewed the letter, dated August 24, 2006, and signed by Mr. Mahr, which asks the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff")for a no-action letter, which would concur that the proposal may be omitted from Avaya's 2007 proxy materials. The company's letter was received by Mr. Pennington on August 25, 2006.

The company's letter states on page 5, and I have confirmed, that the Proposal and Supporting Statement "currently exceed the 500 word limit" that is set forth in Rule 14a-8. Accordingly, I am hereby submitting a revised Proposal and Supporting Statement on behalf of Mr. Pennington that brings the text within that 500 word limit.

Two deletions have been made in the text of the Supporting Statement. They are the first sentence of paragraph three and the last sentence of paragraph five. These deletions will also have the effect of eliminating two of the objections to the Supporting Statement that the

Company's letter presented to the Staff of the Securities and Exchange Commission on page 5 of its letter.

The deletion of the first sentence of paragraph three also removes the company's objection to paragraph four of the Supporting Statement. The deletion makes more clear than before that the remaining sentence of paragraph three was intended to introduce the statements in paragraph four, and to disclose that each of those statements is a matter of belief, as distinguished from a statement of fact.

Thank you for your attention to this matter. Please address any further communications concerning the company's request for a no-action letter to me at the address set forth above.

Sincerely,

Frederick B. Wade

Frederick B. Wade

Enclosure

c. fmahr@avaya.com
   Philip Pennington

Shareholder Proposal of
Philip Pennington

(as revised and submitted
on September 7, 2006)

SHAREHOLDER PROPOSAL

Resolved: The shareholders of Avaya Inc. ('Company') request that the Board of Directors' Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ('Plan') that incorporates the following principles:

1. The performance criteria of the annual incentive component of the Plan should be benchmarked against peer group financial performance, and provide that no annual bonus shall be awarded unless the Company exceeds the median or mean performance of the selected group of peer companies;

2. The financial and/or stock price performance criteria of the long-term equity compensation component of the Plan should be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation should be structured so compensation is received only when Company performance exceeds the median or mean performance of the selected peer group companies;

3. Company disclosure documents should allow shareholders to monitor the correlation between pay and performance established in the Plan.

SUPPORTING STATEMENT

In a well-conceived executive compensation plan, there is a close correlation between the pay and corporate performance. The Company has stated that executive compensation for senior executives should promote value for its shareholders.

We believe that the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. According to The Corporate Library's annual CEO Pay Surveys, the median increase in CEO total compensation for S&P 500 companies from 2004 to 2005 was 3.66%, from 2003 to 2004 was 30.15%, and from 2002 to 2003 was 22.18%.

We believe pay-for-average-performance and escalating executive compensation result from two common and related executive compensation practices.

First, senior executive total compensation levels are targeted at peer group median levels instead of above those levels. Second, the performance criteria in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount without adequate benchmarks. This combination marries less than demanding performance criteria with generous total compensation targets.

We believe the Company fails to promote the pay-for-superior-performance principle. Company share price declined 13.95% between the end of 2002 and the end of 2005. During this period, compensation for CEO Donald K. Peterson increased 103.43% (not including the value of stock options) and 121.04% (including the value of stock options).

This Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe that only a plan to reward superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703.
Phone (608) 255-5111

September 18, 2006

Via Express and Electronic Mail
(cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Avaya Inc. for a No-Action Letter With Respect to the Shareholder Proposal of Philip Pennington (Request dated August 24, 2006)

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of Avaya Inc. ("Avaya"), by letter dated August 24, 2006, that it may exclude the shareholder proposal of Philip Pennington from its 2007 proxy materials. As explained in more detail below, the Supporting Statement was revised on September 7, 2006, after Avaya gave notice in its request for a no-action letter that the initial submission exceeded "the 500 word limit set forth in . . ." Rule 14a-8.

A copy of the Proposal and the revised Supporting Statement is attached as Exhibit A. A cover letter from the Company to the Staff with respect to that revision is attached as Exhibit B. Six copies of this letter are enclosed.

II. The Proposal

The Proposal "requests that the Board of Directors' Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for "senior executives" (emphasis added; see Exhibit A). In this context, it makes clear that the Compensation Committee would have to take four specific steps to implement the Proposal: (1) select a suitable peer group of companies for creation of the proposed standard for determining whether "superior performance" on the part of its "senior executives" may merit awards of "equity compensation" and an "annual bonus"; (2) select the financial criteria or metrics, such as net earnings or earnings per share, that would be used to compare the financial performance of Avaya and "the selected group of peer group companies"; (3) choose either "the median or mean [financial] performance of the selected peer group companies" as the "benchmark" for determining whether the Company's "senior executives" will be eligible for an "annual bonus" or an award of "equity compensation"; and (4) "allow shareholders to monitor the [resulting] correlation between pay and performance" that would be established by implementation of the Proposal in the Company's disclosure documents.

III. Standard of Review: Avaya Is Required to Prove "That It Is Entitled to Exclude the Proposal"

Rule 14a-8(g) provides that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." (emphasis added). For the reasons set forth below, we submit that Avaya has failed to demonstrate that it has met this rigorous standard.

IV. There Is No Merit to the Company's Claim That the Proposal "May Be Omitted Pursuant to Rule 14a-8(i)(7)

Although the Proposal is expressly limited to the creation of a new and higher compensation standard for Avaya's "senior executives" (emphasis added), the Company has concocted an illusory argument that it should be permitted to interpret the term "broadly" enough to include "over 100 individuals," and thereby treat the Proposal as one that could have an "impact on general employee compensation." This contention ignores the plain and unequivocal intent of the Proposal, which has been expressly limited in its application to "senior executives" for the precise purpose of insuring that it could not be excluded from the Company's proxy materials under Rule 14a-8(i)(7).

Since 1992, the Staff has consistently taken the position that shareholder proposals that relate exclusively to the compensation of "senior executives" may not be omitted in reliance upon rule 14a-8(i)(7). The Staff has repeatedly stated that "it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business" (emphasis added). See e.g. Reebok International Ltd. (Jan. 16, 1992); Battle Mountain Gold Company (Feb. 13, 1992); Eastman Kodak (Feb. 13, 1992); International Business Machines Corp. (Feb. 13, 1992); Sprint Corp. (March 9, 1993).

This distinction between proposals that deal exclusively with the compensation of "senior executives," as here, and those that deal with the compensation of other employees, has now been used consistently and successfully, for more than a decade, by the Staff, by proponents, and by registrants. There is no reason to adopt a different standard of decision at this time.

Contrary to the argument that Avaya presents, Staff Legal Bulletin 14A (July 12, 2002) has made clear that the distinction between the compensation of "senior executives" and the compensation of other employees is intended to be a "bright-line" test. In explaining this distinction, which makes clear that "senior executive" is a term of art, the Staff declares, "we do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)" (emphasis added).

The instant Proposal falls squarely within the Staff's "bright-line" test. It is expressly limited to the establishment of a "pay-for-superior-performance standard" that would apply only to the compensation of Avaya's "senior executives" (emphasis added).

In the face of the Staff's clear and unequivocal guidance that proposals are permissible if they are limited to the compensation of "senior executives," and the ineluctable fact that the instant Proposal is so limited, the Company nevertheless proceeds to argue that "executive compensation and general compensation matters are [impermissibly] intertwined" (See p. 7). This claim is devoid of merit.

Last year, SBC Communications presented a similar argument to the Staff with respect to a shareowner proposal that, like the instant Proposal, was expressly limited to the compensation of "senior executives." SBC Communications, Inc. (January 18, 2005). SBC claimed, as Avaya claims here, that the proponent failed to define the term "senior executive." It claimed, as Avaya claims here, that SBC "has many employees that are considered senior executives." In addition, SBC cited the Staff's no-action letter in Reliant Resources, Inc. (March 18, 2004), which Avaya mis-cites here as Reliant Energy Inc. (see p.6), for the proposition that proposals relating to "executive compensation policy" are not permissible.

However, the Staff recognized that the proposal in SBC Communications was expressly limited to a policy of "senior executive compensation" (emphasis added), in stark contrast to the proposal in Reliant Resources, which did not limit its reference to a new "executive compensation policy" with the word "senior." Accordingly, the Staff declared, "we are unable to concur in your view that SBC may exclude the proposal [from its proxy materials] under rule 14a-8(i)(7).

The Staff rejected a similar request for a no-action letter in Emerson Electric Co. (Oct. 24, 2005). The Proposal there had called for shareholder approval of future severance agreements with "senior executives," but the Company claimed to no avail that it had identified 59 employees as senior executives in its 2004 Annual Report, and should therefore be allowed to omit the proposal under rule 14a-8(i)(7).

Although Avaya cites a number of no-action letters on page 6 of its letter, none of those Staff decisions are in point. Each of the cited no-action letters makes clear, in stark contrast to the instant Proposal, that the proponents had failed to limit the potential application of the proposals involved to the compensation of "senior executives."

The Company also claims (p. 7) that the Proposal "may be omitted pursuant to Rule 14a-8(i)(7)" on the basis of a conclusory assertion that it "would have a direct and significantly adverse effect on the general compensation policy and philosophy of Avaya." However, while the Company claims that it needs "the flexibility . . . to make awards [of compensation] even if Company performance is less than the median or mean [financial performance] of its peer group companies," it fails to demonstrate that the proposed policy, which is expressly limited to the compensation of "senior executives," could actually have any "direct and significantly adverse effect on the general compensation policy and philosophy of Avaya."

In sum, the Proposal does not ask the Company to apply the proposed policy to anyone other than the "senior executives" of the Company. Accordingly, there is no merit to the assertion that the Proposal may be omitted on the premise that "executive compensation and general compensation matters are [impermissibly] intertwined" (See p. 7). As the Staff declared in Xerox Corporation (March 25, 1993):

> "The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations."

Under these circumstances, the instant Proposal is plainly permissible. It asks Avaya to create a new and higher standard of performance for compensating its "senior executives," and would require that standard to be met in order for those "senior executives" to receive any awards of "equity compensation" or an "annual bonus." Unlike the no-action letters that the Company has mis-cited in support of its argument, it does not call for any action whatsoever with respect to anyone who is not a "senior executive" of the Company.

V. Avaya Has Failed to Demonstrate That the Proposal Is Vague And Misleading Within the Meaning of Rules 14a-8(i)(3) and 14a-8(i)(6)

The Company also contends that the Proposal "is vague, indefinite and materially false and misleading" (pp. 2-5). These claims are devoid of any merit.

A. The Proposal is Clear and Precise, Both as to the Intent and as to the Means of Implementation

Avaya first claims that it "has no way to interpret the intent of the Proposal with any degree of certainty" and postulates that "stockholders . . . would also be confused" if the Proposal is included in its 2007 proxy materials (p. 4). In addition, the Company asserts "it is unclear what actions Avaya would be required to take if the Proposal were adopted" (p. 4).

Contrary to these claims, we submit that the intent of the Proposal is set forth in terms that are both clear and unequivocal. As noted above, the Proposal would preclude awards of an "annual bonus" or "equity compensation" to "senior executives" unless the financial performance of Avaya "exceeds the median or mean [financial] performance of the selected group of peer companies" (emphasis added).

Moreover, contrary to its own argument, the Company's letter makes clear that it has a precise understanding of the intent of the Proposal. Avaya concedes (p. 7) that it is opposing the Proposal, because it wants "the flexibility . . . to make [such] awards even if Company [financial] performance is less than the median or mean [financial performance] of its peer group companies" (emphasis added).

The Proposal is also clear and precise as to what the Compensation Committee should do to implement the proposed policy. As noted above, it makes clear that the Compensation Committee should take four specific steps: (1) select suitable peer group companies for creation of the proposed standard for determining whether "superior performance" on the part of its "senior executives" may merit awards of "equity compensation" and an "annual bonus"; (2) select the financial criteria or metrics, such as net earnings or earnings per share, that would be used to compare the financial performance of Avaya and "the selected group of peer group companies"; (3) choose either "the median or mean [financial] performance of the selected peer group companies" as the "benchmark" for determining whether the Company's "senior executives" will be eligible for an "annual bonus" or an award of "equity compensation"; and (4) "allow shareholders to monitor the [resulting] correlation between pay and performance" that would be established by adoption of the Proposal in the Company's disclosure documents. Under these circumstances, we submit that both the objective to be achieved, and the necessary steps for achieving that objective, are stated in terms that are both clear and understandable.

Avaya nevertheless complains that the Proposal leaves some of the details to the discretion of the Compensation Committee. In this context, it asks a number of rhetorical questions (pp. 3-4), including whether the "peer group" would be different than one that the Company has already adopted for a different purpose, what would be "the proper [financial] performance measurement metric to be applied," and "how . . . 'is peer group financial performance'" to be defined.

However, contrary to Avaya's argument, these questions fail to substantiate its claim that the Proposal "is vague, indefinite and materially false and misleading" (p. 2). They demonstrate, instead, that the proponent has avoided the pitfall of attempting to engage in "micromanagement." See Securities Exchange Act Release No. 34-40018 (May 21, 1998).

In view of the Commission's admonition that shareholder proposals should avoid "micromanagement," we submit that the Proposal has appropriately left those details to the discretion of the Compensation Committee. The Compensation Committee ought to have the discretion to select the peer group companies that will be used in comparing Avaya's financial performance with the peer group. It ought to have the discretion to determine what criteria or metrics, such as net earnings or earnings per share, would be best for measuring financial performance, both of Avaya and of "the selected group of peer group companies." And it ought to have the discretion to choose whether "the median or mean [financial] performance of the selected group of peer companies" would be the most appropriate "benchmark" for implementing the proposed policy.

Avaya also poses a number of other rhetorical questions (pp. 3-4). These include whether the proponent is "recommending" or "requesting" that the Company abolish its current compensation plans instead of amending them, and whether he is asking the Company to make equity grants "revocable" or conditional. However, the text of the Proposal makes clear that none of these options is either being recommended or requested. While these are matters that the Compensation Committee could consider in connection with implementation of the Proposal, if it so chooses, these matters are plainly beyond the scope of the Proposal.

Finally, Avaya claims that it does not know the intended "definition of 'senior executive'" (p. 4). However, as noted in the preceding argument concerning Rule 14a-8(i)(7), the proponent has used the precise terminology that the Staff has prescribed as a "bright-line" test for distinguishing between shareholder proposals that appropriately target the compensation of "senior executives," and those that relate to the compensation of other employees. See Staff Legal Bulletin 14A. Moreover, Avaya ignores the fact that the Staff has repeatedly rejected claims that proposals may be omitted pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) on the premise that they were vague, indefinite and misleading, merely because they failed to further define what "senior executive" means. See e.g. Emerson Electric Co. (Oct. 24, 2005); Wal- Mart Stores, Inc. (Feb. 13, 2004); The Ryland Group, Inc. (Jan. 24, 2006); International Paper Co. (March 2, 2004).

Under these circumstances, we submit that there is no merit to the claims that the Company has presented under Rules 14a-8(i)(3) and 14a-8(i)(6). For the reasons set forth above, the Proposal provides both a reasonable degree of certainty as to what has been proposed and an appropriate range of discretion on the part of the Compensation Committee as to how the Proposal should be implemented. As a result, we submit the Avaya and its shareholders are fully able to understand compensation policy for senior executives that the proponent has proposed, and to evaluate how that policy differs from the Company's existing policy, as evidenced by the statement on page 7 of its letter, of making awards of equity compensation or an annual bonus "even if Company [financial] performance is less than the median or mean [financial performance] of its peer group companies."

B. The Company's Claims With Respect to the Supporting Statement Have Been Resolved and are Moot

By means of its request for a no-action letter, Avaya gave notice to the proponent that the Proposal and the Supporting Statement had exceeded "the 500 word limit set forth in . . ." Rule 14a-8(d). In response to that notice, the proponent sent a letter to Avaya, dated September 7, 2006, which deleted two sentences from the original text of the Supporting Statement. The revised text is attached as Exhibit A to this letter, and as Exhibit A to a letter that Avaya sent to the Staff on September 8, 2006.

In its letter of September 8, "Avaya acknowledges that the Proponent's revisions to the Supporting Statement bring the Proposal within the 500-word limit required by Rule 14a-8(d) and, in addition, correct certain [allegations of] substantive deficiencies" in the Supporting Statement that the Company alleged at p. 5 of its request for a no-action letter. Under these circumstances, all of Avaya's claims with respect to the Supporting Statement are moot.

VI. Avaya Has Failed to Demonstrate That the Company Has "Substantially Implemented" the Proposal Within Within the Meaning of Rule 14a-8(i)(10).

As its final argument, Avaya makes claims (pp. 7-9) that the Proposal has been "substantially implemented. These claims are also without any merit.

First, as noted above, the Proposal is focused entirely on the creation of a new and higher "pay-for-superior-performance" standard that would prevent "senior executives" from receiving awards of "equity compensation" or an "annual bonus," unless the financial performance of Avaya "exceeds the median or mean [financial] performance of the selected group of peer group companies" (emphasis added). In contrast, the 2005 Report of the Avaya Compensation Committee, which is attached to the Company's request for a no-action letter as Exhibit B, declares that Avaya merely has a "pay-for-performance" philosophy. The pointed omission of the word "superior," as a modifier of "performance," makes clear that Avaya has not addressed any of the underlying concerns that have led the proponent to propose a more stringent standard of financial performance for the Company's "senior executives."

Second, while Avaya claims (p. 8) that it has already chosen "a relevant peer group of companies," the 2005 Report of the Compensation Committee makes clear that the existing "peer group" was selected for an entirely different purpose, namely to assure that employees will have "a pay opportunity that is externally competitive" in amount. The existing "peer group" plainly has nothing to do with the proponent's proposal that their should be a "peer group" for comparing Avaya's financial performance with either "the median or mean [financial performance] of the selected peer group."

In this context, it is possible that the Compensation Committee could use the same "peer group" companies for the proposed comparison of Avaya's financial performance with peers, but there may also be good reasons for choosing different companies for that purpose. In any event, Avaya has failed to demonstrate that the existing peer group is an appropriate peer group for the purpose of comparing the financial performance of the Company with the financial performance of other companies.

Third, while Avaya claims (p.8) that it already "benchmarks compensation against a relevant peer group of companies," the 2005 Report of the Compensation Committee does not specify what the existing "benchmark" or "benchmarks" may be. It does make clear, however, that the "benchmark" or "benchmarks" involved are not the same "benchmarks" of "financial performance" that are specified in the Proposal.

In this context, the existing "benchmark" or "benchmarks" are designed to assist Avaya in determining whether the amounts of compensation that it pays to the executives of Avaya are "externally competitive" with the amounts of compensation that peer companies are paying to their executives. They evidently have nothing to do with an evaluation of the Company's financial performance.

Moreover, the Proposal specifies that the appropriate "benchmark" for implementing the proposed policy should be either "the median or mean [financial performance] of the selected peer group." Since the existing "benchmark" or "benchmarks" are different, they cannot possibly implement the proposal to establish "the median or mean [financial] performance of the selected group of peer companies" as the benchmark prerequisite for future awards of an "annual bonus" or of "equity compensation" to "senior executives."

Finally, Avaya has conceded at page 7 that it does not now have the proposed "pay-for-superior-performance" policy, and does not wish to consider it. Avaya states that, "to remain competitive in its efforts to recruit and retain experienced and successful employees in senior executive positions, the Company requires the flexibility, if the market dictates . . . to make awards even if Company performance is less than the median or mean of its peer group companies" (emphasis added).

Under these circumstances, there is no merit in the Company's suggestion (p. 9) that it "has already adopted policies or taken actions to address each element of . . ." the instant Proposal. Nor is there any merit in its claim (p. 8) that it has already "address[ed] the proposal's underlying concerns." Accordingly, the Staff should reject Avaya's claim that the Proposal may be excluded from its 2007 proxy materials pursuant to Rule 14a-8i)(10).

VII. Conclusion

For the reasons set forth above, Avaya has failed to meet its burden under Rule 14a-8(g) of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials. Accordingly, we respectfully submit that the request for a no-action letter should be denied.

Please contact me if you should have any questions. Copies of this letter are being sent to counsel for the company and to the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Suite 740
122 West Washington Ave.
Madison, WI 53703
Phone: (608)-255-5111

c. Pamela F. Craven
Frank J. Mahr
Philip Pennington

EXHIBIT A

Shareholder Proposal of
Philip Pennington

(As revised and submitted
on September 7, 2006)

SHAREHOLDER PROPOSAL

Resolved: The shareholders of Avaya Inc. ('Company') request that the Board of Directors' Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ('Plan') that incorporates the following principles:

1. The performance criteria of the annual incentive component of the Plan should be benchmarked against peer group financial performance, and provide that no annual bonus shall be awarded unless the Company exceeds the median or mean performance of the selected group of peer companies;

2. The financial and/or stock price performance criteria of the long-term equity compensation component of the Plan should be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation should be structured so compensation is received only when Company performance exceeds the median or mean performance of the selected peer group companies;

3. Company disclosure documents should allow shareholders to monitor the correlation between pay and performance established in the Plan.

SUPPORTING STATEMENT

In a well-conceived executive compensation plan, there is a close correlation between the pay and corporate performance. The Company has stated that executive compensation for senior executives should promote value for its shareholders.

We believe that the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. According to The Corporate Library's annual CEO Pay Surveys, the median increase in CEO total compensation for S&P 500 companies from 2004 to 2005 was 3.66%, from 2003 to 2004 was 30.15%, and from 2002 to 2003 was 22.18%.

We believe pay-for-average-performance and escalating executive compensation result from two common and related executive compensation practices.

First, senior executive total compensation levels are targeted at peer group median levels instead of above those levels. Second, the performance criteria in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount without adequate benchmarks. This combination marries less than demanding performance criteria with generous total compensation targets.

We believe the Company fails to promote the pay-for-superior-performance principle. Company share price declined 13.95% between the end of 2002 and the end of 2005. During this period, compensation for CEO Donald K. Peterson increased 103.43% (not including the value of stock options) and 121.04% (including the value of stock options).

This Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe that only a plan to reward superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

EXHIBIT B

(Excerpt from Letter of
Avaya dated September 8, 2006)

AVAYA

Avaya Inc.
211 Mt. Airy Road
Room 3C623
Basking Ridge, NJ 07920
908.953.3918 voice
908.953.4912 fax
fmahr@avaya.com

September 8, 2006

Via FedEx and Electronic Mail (cfletters@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Avaya Inc.;
Securities Exchange Act of 1934 - Rule 14a-8;
Stockholder Proposal of Philip Pennington;
Request for No-Action Relief submitted on August 24, 2006
Additional information

Ladies and Gentlemen:

Reference is made to the request for no-action relief submitted by Avaya Inc. ("Avaya" or the "Company") to the staff of the Division of Corporation Finance (the "Staff") on August 24, 2006 regarding a stockholder proposal and statement in support thereof received by Avaya on or about August 11, 2006 (the "Proposal") submitted by Mr. Philip Pennington (the "Proponent"). Attached hereto as Exhibit A please find a letter from the Proponent's counsel that was received by Avaya on September 7, 2006, containing a revised proposal that makes changes to the Supporting Statement (the "Revised Proposal").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, please find enclosed six copies of this letter and the Revised Proposal. The Company is simultaneously providing a copy of this submission to the Proponent and Proponent's counsel. Also pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "SEC") no later than eighty (80) calendar days before Avaya intends to file its definitive 2007 Proxy Materials with the SEC.

Avaya acknowledges that the Proponent's revisions to the Supporting Statement bring the Proposal within the 500-word limit required by Rule 14a-8(d) and, in the process, correct certain substantive deficiencies outlined in Section II.A(ii) of the Company's August 24, 2006 letter to the Staff. However, Avaya continues to believe

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 18, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avaya Inc.
Incoming letter dated August 24, 2006

The proposal requests that the compensation committee of the board of directors establish a pay-for-superior-performance standard in the company's executive compensation plan for senior executives by incorporating principles set forth in the proposal.

We are unable to concur in your view that Avaya may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Avaya may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Avaya may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Avaya may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Avaya may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Avaya may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel